Rule 424(b)(3)

File No. 333-130748

Prospectus

UCN, INC.

COMMON STOCK

This prospectus covers 2,882,000 shares of the common stock of UCN, Inc., that may be sold from time to time by the persons listed under the caption “Selling Security Holders,” beginning on page 11. The 2,882,000 shares consist of 2,332,000 shares issued in private placements that closed in November and December 2005, and 550,000 shares issuable at a price of $2.00 per share upon exercise of warrants issued in the same private placements. UCN will receive the proceeds from exercise of the warrants, if any are exercised. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “UCNN.” On December 23, 2005, the closing bid price for our common stock was $1.95 per share.

See “ Risk Factors” beginning on page 5 for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2006.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a “forward-looking statement.” Further, when we use the words “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

SUMMARY

Our company

UCN, Inc. offers a wide range of call management, long distance, toll free, data transmission, and related communication service options at competitive prices, and provides to its customers a standard of service it believes is comparable to other industry participants.

UCN is a “Network Applications Provider” in that it provides on-demand (or hosted) contact handling software and business telecommunication services delivered over the UCN national Voice over Internet Protocol network (VoIP Network). The inContact™ application suite includes an integrated package of advanced contact handling, reporting and administration applications, and inControl™, a unique, rapid application development tool.

In addition, UCN offers a set of traditional connectivity products. Our dedicated voice T1 product, the Intelligent-T™, and our switched 1+ services enable our customer sites to connect to the VoIP Network and gain access to our inContact services. Our customers publish UCN toll free numbers to their customer base, enabling inbound callers to be handled through the inContact applications embedded in the VoIP Network. We generate internal growth by pursuing multiple marketing avenues, including using independent agents, value-added resellers, and selling through our direct and inside sales force.

UCN was originally formed as a Utah corporation in 1994. In March 1999, we changed our corporate domicile from Utah to Delaware through a merger with a Delaware corporation formed for that purpose. When we changed the corporate domicile our name became BUI, Inc., and we effected a 1-for-4 reverse split in the issued and outstanding common stock. On April 20, 2000, we changed our name to BuyersOnline.com, Inc., on November 20, 2001, we changed our name to Buyers United, Inc., and on July 15, 2004, our name was changed to UCN, Inc. The mailing address and telephone number of our executive offices are:

UCN, Inc.

14870 Pony Express Road

Bluffdale, Utah 84065

Telephone (801) 320-3300

Recent developments and acquisitions in 2005

Equity financing

On November 14, 2005, UCN, Inc. completed a private placement to institutional and accredited investors. UCN sold 1,250,000 shares of common stock and 312,500 common stock purchase warrants for cash in the total amount of $2.5 million. UCN issued 75,000 shares of common stock to Roth Capital Partners, LLC, the placement agent, as compensation for its services. The proceeds of the private placement will be used for working capital and to fund sales and marketing related programs and product development.

On December 22, 2005, UCN completed an additional placement to institutional and accredited investors. UCN sold 950,000 shares of common stock and 237,500 common stock purchase warrants for cash in the total amount of $1.9 million. UCN issued 57,000 shares of common stock to Roth Capital Partners, LLC, the placement agent, as compensation for its services. The proceeds of the private placement will also be used for working capital and to fund sales and marketing related programs and product development.

Revolving credit facility

At September 30, 2005, UCN had a line of credit agreement with a financing company that was replaced by a new revolving credit arrangement with a new lender on November 11, 2005. The new revolving credit facility is with CapitalSource Finance, LLC, and is in the principal amount of $10 million. At the time the new facility was established, UCN drew down approximately $4.8 million to pay off the old credit line. The interest rate under the new facility is a fluctuating interest rate per annum equal at all times to the rate of interest announced publicly from time to time by Citibank, N.A. as its base rate plus 2.25%, but in no event less than 9.25%. The term of the facility is three years, but both parties have the right to terminate the facility at any time, in which event UCN must pay an early termination fee to CapitalSource equal to a percentage of the maximum principal amount of the facility, which begins with three percent and decreases to one percent in the last year of the revolving facility.

The aggregate amount of all advances at any one time outstanding under the revolving facility can not exceed the lesser of (a) $10 million and (b) the sum of 80 percent of eligible billed receivables, and 60 percent of eligible unbilled receivables; provided, that in determining the amount available for advances eligible unbilled receivables cannot make up more than 25 percent of the availability. Until UCN’s ratio of earnings before interest, taxes, depreciation and amortization (as adjusted for certain cash expenditures) to total debt service is 1:1 or higher for the immediately preceding 12 months, UCN must maintain, after each advance, availability under the revolving facility equal to a minimum of $1,000,000.

The revolving facility is secured by accounts receivable, inventory, deposit accounts, and cash, and any proceeds, replacements, or substitutions thereof. Collateral under the revolving facility does not include any cash that is raised by UCN from the sale of any stock or other securities; or stock or other equity interests held by UCN in its wholly owned subsidiaries. The facility requires UCN to maintain a restricted cash account for the collection of receivables, which is used to pay down the amount owing on a daily basis, and which is replenished each day by ongoing collections from customers.

The revolving facility imposes certain restrictions on UCN’s ability, without the approval of CapitalSource, to incur additional debt, make distributions to stockholders, acquire other businesses or assets, or engage in transactions with affiliates other than compensatory arrangements. The facility provides for the usual and customary events of default for transactions of this type, and includes as an event of default a change in control of UCN, which would occur upon sale of substantially all of the assets of UCN or a change of 50 percent or more in voting control of UCN other than through open market transactions.

Acquisitions

On May 1, 2005 UCN agreed to purchase all of the operating assets and certain of the liabilities of Transtel Communications, Inc. and its subsidiaries. In consideration for the assets acquired and liabilities assumed, UCN issued to Transtel and its subsidiaries a promissory note in the principal amount of $2.12 million. The note accrues interest at the rate of eight percent per annum, and is payable in 36 equal installments of principal plus accrued interest. The note is secured by certain of the assets acquired. At the time of the acquisition, UCN anticipated incurring additional acquisition costs of approximately $2.6 million.

On January 5, 2005, UCN closed the acquisition of MyACD, Inc. and purchased all of the outstanding capital stock of MyACD from its two stockholders. The purchase price paid to MyACD stockholders was made by issuing promissory notes which aggregated $4.3 million, after imputing interest over the life of the loans. In addition, cash of $427,000 and 562,985 shares of UCN common stock were also paid. Monthly payments on the notes will total 17 percent of the previous month’s MyACD product and service revenue, with certain minimum and maximum limitations varying over the three-year term of the notes, and a final payment is due January 2008.

The offering

Shares that may be offered by selling security holders	2,882,000

Proceeds to UCN assuming all warrants covering shares that may be offered by selling security holders are exercised	$ 1,100,000

Use of proceeds from exercise of warrants	Proceeds will be used for working capital

RISK FACTORS

An investment in UCN involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of his or her entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

inContact and Intelligent-T are new product offering so we have no history with the product to evaluate in determining whether we will be successful in penetrating the market.

Over the past two years UCN has expended significant time and resources in acquiring and developing its VoIP Network and the contact management software embodied in inContact and Intelligent-T. We began ramping up our marketing effort for these products in the last half of 2004, so it is too soon to tell how successful we will be in achieving meaningful market penetration at a level that will enable us to recoup our investment and improve our results of operations in future periods. If we have poor or mediocre results from marketing these new products, it would likely have a material adverse effect on our results of operations and financial condition.

Our results of operations have shown significant fluctuations over the past several years, and this continued volatility could impact the resources we have to pursue our business and adversely affect an investment in UCN.

Our net loss applicable to common stockholders was approximately $5.38 million for the nine months ended September 30, 2005, compared to $803,000 for the comparable period in 2004, and $2.78 million for the year ended December 31, 2004, compared to net income of $301,000 in 2003. This volatility in our results of operations is a result of a number of factors, including,

•	significant costs incurred in the acquisition and development of our VoIP Network and in.Network® family of products,

•	costs related to the acquisition of assets from Transtel Communications and the acquisition of MyACD that were incurred in 2005 and not in earlier periods,

•	pricing pressure on long distance rates that continue to narrow the difference between revenue and cost of service, and

•	surges in revenue resulting from acquisitions of customer accounts that diminish in subsequent periods through customer attrition.

Continued losses at significant levels caused by these and other factors would likely diminish the working capital we have available to pursue implementation of our Network Application Provider business and limit our ability to take advantage of opportunities to acquire customer accounts that would increase revenues. We are unable to predict whether or to what extent we will succeed with our business strategy, or whether we will be able to establish sustainable growth in revenues and improvement in results of operations.

Our operating results may be negatively impacted by the pricing decisions of our competitors and our providers, and we do not know whether we will be able to mitigate this impact with our other services.

Our costs of revenues from period to period are significantly affected by the pricing for long distance service we can obtain from the wholesale providers of these services. We also must price our services at levels that are competitive in the marketplace, so costs of revenues affect the rates we offer to customers and our resulting revenues. This industry has a history of downward pressure on long distance service rates as a result of competition among providers. To acquire and retain customers we offer these services at prices that are perceived as competitive in conjunction with the other benefits we provide. Consequently, falling prices will likely result in lowering our rates to customers, which will reduce revenues. On the other hand, higher prices charged by our providers will increase our costs of revenues and cut into gross profit margins unless we raise prices to our customers, which may be difficult for us to do if our competitors are not subject to the same upward pricing pressures or chose not to increase prices notwithstanding such pressure. To make up for potential reductions in either revenues or gross profits, we have moved to being a Network Application Provider of enhanced connectivity and call management services, which are not subject to rate changes and have much higher and stable margins. However, the Network Application Provider services we offer still make up a relatively small portion of our revenues, and there is no assurance that we will be successful in making such services a major component of our revenue mix and improve and stabilize our gross margins.

Disruptions in the operation of our technology could adversely affect our operations.

We are dependent on our computer databases, billing and account computer programs, Internet protocol network, and computer hardware that houses these systems to effectively operate our business and market our services. Our customers and providers may become dissatisfied by any system failures that interrupt our ability to provide our service to them. Substantial or repeated system failures would significantly reduce the attractiveness of our services. Significant disruption in the operation of these systems would adversely affect our business and results of operations.

Our enhanced services are dependent on leased telecommunications lines, and a significant disruption or change in these services could adversely affect our business.

The enhanced services we offer, such as automatic call distribution, fax to email, real time account management, and the in.Network® family of products, are provided to customers through a dedicated network of equipment we own connected through leased telecommunications lines with capacity dedicated to us that is based on Internet protocol, which means the communication initiated by the customer is converted to data packs that are transmitted through the dedicated network and managed by our software that resides on our equipment attached to the network. We also move a portion of our voice long distance service over this dedicated network, because it lowers our cost of providing the service from the cost of using traditional transmission methods.

We lease telecommunication lines and space at co-location facilities for our equipment, which represents the backbone of our dedicated network, from third party suppliers. If any of these suppliers is unable or unwilling to provide or expand their current levels of service to us that enable us to serve our customers, the services we offer would be adversely affected. Although we believe leased telecommunications lines and co-location facilities are available from alternative suppliers, we might not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services we offer that are provided over our dedicated network would likely result in customer dissatisfaction and adversely affect our operations. Furthermore, pricing increases by any of the suppliers we rely on for the dedicated network could adversely affect our results of operations if we are unable to pass pricing increases through to our customers.

Our business could be materially harmed if our computer systems were damaged.

Substantially all of our dedicated network systems are located at four locations in Los Angeles, Salt Lake City, Dallas, and New York. Our customer service, billing, and service management systems are located at our offices in Bluffdale, Utah. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins, human error, or other similar disruptive problems could also adversely affect our systems. Accordingly, any significant systems disruption could have a material adverse effect on our business, financial condition, and results of operations.

We use the Internet in various aspects of our business. The viability of the Internet as an information medium and commercial marketplace will depend in large part upon the stability and maintenance of the infrastructure for providing Internet access and carrying Internet traffic.

Historically we have relied on the Internet for customer service and billing, and now rely on the Internet to deliver our Network Application Provider services. Failure to develop a reliable network system or timely development and acceptance of complementary products, such as high-speed access systems, could materially harm our business. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased government regulation. If the Internet does not remain a viable conduit for data and transactional traffic or the manner in which it now operates changes significantly, then our business and results of operations could be adversely affected.

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Our failure to protect this confidential information could result in liability.

If third parties succeed in penetrating our network security or otherwise misappropriate our customer information, we could be subject to liability. Our liability could include claims for unauthorized purchases with credit card or banking information, impersonation or other similar fraud claims, as well as for other misuses of personal information, including for unauthorized marketing purposes. These claims could result in litigation and adverse publicity, which could have a material adverse effect on our reputation, business, and results of operations.

Our growth and results of operations are not predictable, which means an investment in us has greater risk.

UCN experienced significant growth in 2003, primarily through internal growth and the purchase of customer accounts. The acquisition of Transtel Communications assets and MyACD in 2005 has substantially increased our operations and revenues. We cannot predict if or when another such acquisition opportunity may present itself. Consequently, it is not possible to predict with any certainty the growth of our business over the next year, whether internally or through acquisitions. Our ability to continue our growth and improve upon results of operations will depend on a number of factors, including our ability to promote and gain market acceptance of our Network Application Provider services, maintain and expand our independent agent network, the availability of capital to fund purchases of customers or acquisitions, existing and emerging competition, and our ability to maintain sufficient profit margins despite pricing pressures. Furthermore, the growth and development of our business may be harmed if we are unable to adapt and expand our systems, procedures, and controls to support and manage our growth. All of these factors indicate there could be fluctuations in our results of operations and volatility in our stock price that could expose an investor to greater risk.

Our inability to promote our name and service could adversely affect the development of our business.

Building recognition of our selected service and brand names is beneficial to attracting additional customers, obtaining favorable reseller agreements with providers of long distance, and establishing strategic relationships with independent agents and businesses that can facilitate or enhance our service offerings and marketing efforts. Our failure to successfully establish, protect, promote, and maintain our service and brand names may result in slowed growth, loss of customers, loss of market share, and loss of strategic relationships. We cannot assure that we will be able to establish and promote our service and brand names as fully as we would like, or that promoting our service and brand name will enable us to be competitive or improve our results of operations.

Our development of enhanced services could subject us to claims of patent infringement that would adversely affect our results of operations.

We offer enhanced telecommunications and related software services through our dedicated network. Certain enhanced services similar to some of the services we offer have been the subject of claims by certain patent holders that providing the enhanced services violates existing patent rights covering the manner and method by which the services are performed. At any time claims of which we are not aware could arise alleging enhance services we offer infringe on intellectual property rights of others. We have not received any notice or claim from any party that any service we offer violates any such rights. Should we receive such a notice, we expect that the patent holder would seek a licensing arrangement in which we would be required to pay a license fee to continue to offer the service, and may seek license payment for past sales of the service using the alleged patented technology. Payment of any such license fees would have an adverse impact on the net revenue generated from sales of the enhanced services.

Regulation of IP telephony services is unclear, so the imposition of significant regulation in the future could adversely affect our operations.

We deliver our enhanced services and move other long distance service through our VoIP Network. At both the Federal and state level, proceedings and investigations are pending with respect to whether IP-enabled voice communications are telecommunications services subject to Federal and state regulation. A determination that such services are subject to regulation would likely increase the cost of services we provide, which would adversely affect our results of operations. Even if a determination is made that our IP delivered services are not subject to current regulation, there is no assurance that Federal or state governments will not impose regulation on IP-enabled communications in the future that would add substantially to our costs of doing business.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

As of December 23, 2005, we have 23,114,669 shares of common stock outstanding, of which 16,012,091 shares may be sold in the public market without restriction, and the balance of 7,102,578 shares may be sold subject to the volume, timing, and other conditions of Rule 144 adopted under the Securities Act of 1933.

In addition, we have outstanding warrants, options and a convertible note to acquire a total of 3,676,065 additional shares that are registered for sale by the holders in the public market under current registration statements filed with the Securities and Exchange Commission. Assuming all these warrants, options, and rights are exercised, there would be 26,790,734 shares of common stock issued and outstanding. We have also reserved for future issuance 1,643,154 additional shares of common stock as follows:

•	Up to 1,373,938 shares underlying other warrants and options that were granted and remained outstanding as of the date of this prospectus; and

•	Up to 269,216 shares reserved for issuance under our stock plans.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline, which could adversely affect an investment in our stock and could materially impair our ability to raise capital through the sale of additional equity securities. On the other hand, should the value or market price of our stock rise, the holders of these outstanding warrants, options, and convertible securities have the opportunity to profit, and to exercise purchase or conversion rights at a time when we could obtain equity capital on more favorable terms than those contained in these securities.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We currently file periodic reports pursuant to the Securities Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information, such as proxy statements, are filed electronically with the Securities and Exchange Commission (SEC). The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the reports, proxy statements, and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. This prospectus incorporates by reference our documents listed below:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our current report on Form 8-K dated January 5, 2005, filed with the SEC on January 11, 2005, as amended March 23, 2005;

•	our current report on Form 8-K dated January 28, 2005, filed with the SEC on February 1, 2005;

•	our current report on Form 8-K dated March 23, 2005, filed with the SEC on March 24, 2005;

•	our current report on Form 8-K dated May 1, 2005, filed with the SEC on May 4, 2005;

•	our current report on Form 8-K dated May 12, 2005, filed with the SEC on May 13, 2005;

•	our current report on Form 8-K dated May 20, 2005, filed with the SEC on May 23, 2005;

•	our current report on Form 8-K dated June 30, 2005, filed with the SEC on July 7, 2005, as amended September 16, 2005 and December 29, 2005;

•	our current report on Form 8-K dated July 22, 2005, filed with the SEC on July 28, 2005;

•	our current report on Form 8-K dated August 11, 2005, filed with the SEC on August 11, 2005;

•	our current report on Form 8-K dated October 24, 2005, filed with the SEC on October 27, 2005;

•	our current report on Form 8-K dated November 14, 2005, filed with the SEC on November 14, 2005;

•	our current report on Form 8-K dated November 8, 2005, filed with the SEC on November 15, 2005;

•	our current report on Form 8-K dated December 22, 2005, filed with the SEC on December 23, 2005; and

•	our proxy statement for the 2005 annual meeting of shareholders filed with the SEC on May 13, 2005.

You may obtain a copy of any of our SEC filings without charge by written or oral request directed to

Kimm Partridge, Secretary

UCN, Inc.

14870 Pony Express Road

Bluffdale, Utah 84065

Telephone (801) 320-3300

Furthermore, the SEC filings listed above are available on our corporate website, free of charge. Our corporate website is http://www.ucn.net.

SELLING SECURITY HOLDERS

The following table sets forth as of December 23, 2005 the name of each of the selling security holders, the number of shares of common stock that each selling security holder owns, the number of shares of common stock owned by each selling security holder that may be offered for sale from time to time by this prospectus, and the percent of our outstanding common stock each selling security holder will continue hold assuming the sale of all the common stock offered.

Some of the selling security holders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling security holder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling security holder. Except as described in the notes to the table, none of the selling security holders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

We are registering 2,882,000 shares of common stock, par value of $0.001 per share, on behalf of the selling security holders. Of these shares, 2,332,000 shares were acquired in private placements in November and December 2005, and 550,000 shares are issuable at a price of $2.00 per share upon exercise of warrants issued in the same private placements. Of the warrants, 312,500 expire November 14, 2010, and 237,500 expire December 22, 2010. All of the foregoing securities were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

The registration agreement we made with the purchase agreement used in connection with the private placements provides that no later than 45 days following the closing we will file a registration statement under the Securities Act of 1933 to enable the resale of the shares purchased by the selling security holders in the private placements, and that we will use all commercially reasonable efforts to cause the registration statement to be declared effective as promptly as possible after filing. In the event the registration statement is not declared effective within 90 days following the closing of the private placements, then we may be required to pay a fee to the selling security holders equal to one percent of the total purchase price of the shares purchased in the private placement on the expiration of the 90-day period plus two percent of that amount per month for each subsequent 30 day period that the registration statement has not been declared effective.

Selling Security Holder	Number Of Shares Owned (1)	Number Of Shares Offered (2)	Percentage Owned After
Roaring Fork Capital SBIC, LP (3)	1,250,000	1,250,000	-0-
Diker Micro Value QP Fund, LP (4)	824,336	107,509	3.1%
Diker Micro and Small Cap Fund, LP (4)	239,380	51,153	0.8%
Diker Micro Value Fund, LP (4)	1,030,164	129,009	3.9%
Diker M&S Cap Master, Ltd. (4)	130,720	24,829	0.5%
Select Contrarian Value Partners, LP(5)	1,160,000	1,110,000	0.2%
Paul F. Koeppe (6)	158,749	37,500	0.5%
James P. Koeppe (6)	6,250	6,250	-0-
Samuel H. Koeppe (6)	6,250	6,250	-0-
J&V Schimmelpfennig Family Trust (7)	16,250	16,250	-0-
Jeffrey M. Ng (8)	6,250	6,250	-0-
Brian Sognefest(8)	45,000	5,000	0.2%
Roth Capital Partners, LLC (9)	296,125	132,000	0.7%

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 23,114,669 shares of common stock outstanding as of December 29, 2005.

(2)	The number of shares offered includes shares issuable on exercise of warrants at an exercise price of $2.00 as follows: for Roaring Fork Capital SBIC, 250,000 shares; for Diker Micro Value QP Fund, 21,502 shares; for Diker Micro and Small Cap Fund, 10,230 shares; for Diker Micro Value Fund, 25,802 shares; for Diker M&S Cap Master, 4,966 shares; for Select Contrarian Value Partners, 220,000 shares; for Paul F. Koeppe, 7,500 shares; for James P. Koeppe, 1,250 shares; for Samuel H. Koeppe, 1,250 shares; for J&V Schimmelpfennig Family Trust, 3,250 shares; for Jeffrey M. Ng, 1,250 shares; and, for Brian Sognefest, 1,000 shares.

(3)	Roaring Fork Capital Management, LLC is the general partner of Roaring Fork Capital SBIC. Eugene C. McColley is the manager of Roaring Fork Capital Management. As a result of these relationships, Roaring Fork Capital Management and Mr. McColley may be deemed to hold an indirect beneficial interest in the shares held by Roaring Fork Capital SBIC.

(4)	Diker Management, LLC is the general partner or manager of these funds. Mark Diker is the managing member of Diker Management. As a result of these relationships, Diker Management and Mr. Diker may be deemed to hold an indirect beneficial interest in the shares held by these funds.

(5)	Kaizen Management, LP, is the general partner of Select Contrarian Value Partners. David W. Berry is the general partner of Kaizen Management, LP. As a result of these relationships, Kaizen Management, LP and Mr. Berry may be deemed to hold an indirect beneficial interest in the shares held by Select Contrarian Value Partners.

(6)	Paul F. Koeppe is a director of UCN and purchased from UCN on December 22, 2005, 40,000 common shares and 10,000 common stock purchase warrants on the same terms as all other investors who purchased common stock and warrants from UCN on that date. Following his purchase, Mr. Koeppe made a gift of 5,000 common shares and 1,250 common stock warrants to each of his sons, James P. Koeppe and Samuel H Koeppe. Paul F. Koeppe disclaims any direct or indirect beneficial interest in any of the shares or warrants held by his sons. The figure for number of shares owned by Paul F. Koeppe includes 100,000 shares of common stock and options to purchase an additional 21,249 shares that he owned prior to his investment on December 22, 2005.

(7)	The trustees of the J&V Schimmelpfennig Family Trust are Joe Schimmelpfennig and Vanessa Schimmelpfennig, and these persons have a direct beneficial interest in the shares held by the trust. Joe Schimmelpfennig is a registered representative with Roth Capital Partners, LLC, a member firm of the National Association of Securities Dealers, Inc.

(8)	These persons registered representatives with Roth Capital Partners, LLC.

(9)	Roth Capital Partners, LLC has, from time to time since March 2004, provided investment banking and advisory services to UCN. In March 2004 Roth Capital Partners acted as placement agent for UCN in a private placement of common stock for which it received a commission and warrants to purchase 164,125 shares of common stock at an exercise price of $2.76. Roth Capital Partners assisted UCN with the establishment of a new credit facility in November 2005 in the principal amount of $10 million, for which it received $150,000, plus reimbursement for legal fees and other out-of-pocket expenses. Roth Capital Partners acted as the placement agent for UCN in the private placements of 2,200,000 shares of common stock and 550,000 common stock purchase warrants for gross proceeds of $4,400,000 that closed in November and December 2005, for which Roth Capital Partners received total commissions of $264,000 paid through the issuance of 132,000 shares of UCN common stock.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 adopted under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon UCN being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon UCN being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to UCN that it acquired the securities subject to this registration statement in the ordinary course of such selling security holder’s business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

UCN has advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the Securities and Exchange Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934, and the rules and regulations adopted thereunder, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under this prospectus.

UCN is required to pay all fees and expenses incident to the registration of the shares, but it will not receive any proceeds from the sale of the common stock. UCN has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

UCN’s charter authorizes it to issue up to: (i) 100,000,000 shares of common stock, $0.0001 par value per share; and (ii) 15,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this prospectus, there are 23,114,669 shares of common stock outstanding, and no shares of preferred stock outstanding. In addition, there are outstanding options, warrants and convertible notes to acquire up to an additional 5,050,003 shares of common stock.

Common stock

Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the board of directors out of funds legally available there for and to share, ratably, in the net assets, if any, of UCN upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

Preferred stock

The board of directors, without further action by the holders of the common stock, is authorized to classify any shares of our authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the board of directors may determine:

•	The number of shares which shall constitute such series;

•	The rate of dividend, if any, payable on shares of such series;

•	Whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;

•	Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed;

•	The amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of UCN;

•	The sinking fund provisions, if any, for the redemption of shares of such series;

•	The voting rights, if any, of the shares of such series;

•	The terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of UCN of any other class or series;

•	Whether the shares of such series are to be preferred over shares of capital stock of UCN of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of UCN, or otherwise; and

•	Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Charter.

The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of UCN not approved by the board of directors.

Statutory business combinations provision

UCN is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person becomes an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85 percent or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved at an annual or special meeting by the corporation’s board of directors and by the holders of at least 66 2/3 percent of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is: (i) the owner of 15 percent or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation and who was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws, through action of its stockholders, to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. UCN has not adopted such an amendment to its certificate of incorporation or bylaws.

Limitation on directors’ liabilities

Pursuant to the certificate of incorporation and under Delaware law, directors and executive officers are not liable to UCN or its stockholders for monetary damages for breach of fiduciary duty, except liability in connection with a breach of duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases illegal under Delaware law, or any transaction in which a director has derived an improper personal benefit.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which these persons may be involved because of their offices with us if they acted in good faith or in a manner reasonably believed to be in or not opposed to our best interests. However, nothing in the certificate of incorporation and bylaws protects or indemnifies a director, officer, employee, or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. To the extent that a director or officer has been successful in defense of any proceeding, our bylaws provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

Transfer agent

The transfer agent for the common stock is Atlas Stock Transfer Company, Salt Lake City, Utah.

INDEMNIFICATION

Under the certificate of incorporation and bylaws of UCN the board of directors has the authority to indemnify officers and directors to the fullest extent permitted by Delaware law. Further, UCN has separate indemnification agreements with certain of its officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered by this prospectus will be passed upon for UCN by Parsons Behle & Latimer, Salt Lake City, Utah.

EXPERTS

The financial statements and related financial statement schedule incorporated in this registration statement by reference from UCN, Inc.’s annual report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements incorporated in this registration statement by reference from UCN, Inc.’s annual report on Form 10-K for the year ended December 31, 2003 and 2002 have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MyACD, Inc., incorporated in this registration statement by reference from UCN, Inc.’s report on Form 8-K dated January 5, 2005, filed with the SEC on January 11, 2005, as amended March 23, 2005, have been audited by Bangerter & Associates, independent public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Transtel Communications, Inc., and subsidiaries incorporated in this registration statement by reference from UCN, Inc.’s report on Form 8-K dated June 30, 2005, filed with the SEC on July 7, 2005, as amended September 16, 2005 and December 29, 2005, have been audited by Mayer Hoffman McCann PC, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither UCN nor any selling security holder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

UCN, INC.

2,882,000 Shares

Common Stock

PROSPECTUS

January 12, 2006